SECURITES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13(d), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSAUNT TO RULE 13d-2(b)
                                (Amendment No. )*

                            INTUITIVE SURGICAL, INC.
                            ------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                    46120E107
                                 --------------
                                 (CUSIP Number)

                                February 14, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. 46120E107                                         Page 2  of  Pages 10




(1)      Name of Reporting Person
         IRS Identification No. of Above Persons (ENTITIES ONLY)

         HILLENBRAND INDUSTRIES, INC.       IRS Identification No. 35-1160484

(2)      Check the Appropriate Box If a Member Of a Group*

                  a.       [__]
                  b.       [__]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization

                  State of Indiana

         Number                     (5)     Sole Voting Power
         of
         Shares                     (6)     Shared Voting Power
         Beneficially                                2,540,454
         Owned by                   (7)     Sole Dispositive Power
         Each Reporting
         Person                     (8)     Shared Dispositive Power
         With                                        2,540,454


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person: 2,540,454

(10)     Check  Box  If  the  Aggregate  Amount  in  Row  (9)  Excludes  Certain
         Shares*:   [__]

(11)     Percent of Class Represented By Amount in Row (9):       7.1%
                                                           -------------------
(12)     Type of Reporting Person*          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 46120E107                                         Page 3  of  Pages 10


(1)      Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

         FORETHOUGHT LIFE INSURANCE COMPANY
                                            IRS Identification No.    06-1016329

(2)      Check the Appropriate Box If a Member Of a Group*

                  a.       [__]
                  b.       [__]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization

                  State of Indiana

         Number                     (5)     Sole Voting Power
         of
         Shares                     (6)     Shared Voting Power
         Beneficially                                252,954
         Owned by                   (7)     Sole Dispositive Power
         Each Reporting
         Person                     (8)     Shared Dispositive Power
         With                                        252,954

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person: 252,954

(10)     Check  Box  If  the  Aggregate  Amount  in  Row  (9)  Excludes  Certain
         Shares*:   [__]

(11)     Percent of Class Represented By Amount in Row (9):       0.7%
                                                           -------------------
(12)     Type of Reporting Person*          IC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 46120E107                                         Page 4  of  Pages 10




(1)      Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

         PaTMark Company, Inc.             IRS Identification No.     51-0335495

(2)      Check the Appropriate Box If a Member Of a Group*

                  a.       [__]
                  b.       [__]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization

                  State of Delaware

         Number                     (5)     Sole Voting Power
         of
         Shares                     (6)     Shared Voting Power
         Beneficially                                2,287,500
         Owned by                   (7)     Sole Dispositive Power
         Each Reporting
         Person                     (8)     Shared Dispositive Power
         With                                        2,287,500


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person: 2,287,500

(10)     Check  Box  If  the  Aggregate  Amount  in  Row  (9)  Excludes  Certain
         Shares*:   [__]

(11)     Percent of Class Represented By Amount in Row (9):         6.4%
                                                           -------------------

(12)     Type of Reporting Person*          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 46120E107                                         Page 5  of  Pages 10

Item 1(a).        Name of Issuer:

                  INTUITIVE SURGICAL, INC. (the "Issuer")

Item 1(b).        Address of the Issuer's Principal Executive Offices:

                  1340 West Middlefield Road, Mountain View, California 94043

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Hillenbrand Industries, Inc., an Indiana corporation ("Hillenbrand")

                  (ii) Forethought Life Insurance Company, an Indiana life insurance company ("Forethought")

                  (iii)    PaTMark  Company,  Inc.,   a   Delaware   corporation
                           ("PaTMark")

                  This Statement relates to the 252,954 Shares held by Forethought and 2,287,500 Shares held by PaTMark. Each of PaTMark and Forethought is an indirect wholly-owned subsidiary of Hillenbrand.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of Hillenbrand is 700 State Road 46 East, Batesville, Indiana 47006

                  The address and principal business office of Forethought is Forethought Center, Batesville, Indiana 47006

                  The address and principal business office of PaTMark is Suite 530, 300 Delaware Avenue, Wilmington, Delaware 19801

Item 2(c).        Citizenship:

                  (i)      Hillenbrand is an Indiana corporation
                  (ii)     Forethought is an Indiana life insurance company
                  (iii)    PaTMark is a Delaware corporation

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 (the "Shares").

Item 2(e).        CUSIP Number:     46120E107

                                  SCHEDULE 13G

CUSIP No. 46120E107                                         Page 6  of  Pages 10

Item 3. If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                  This Item 3 is not applicable.

Item 4.           Ownership

Item 4(a).        Amount Beneficially Owned:

                  As of February 13, 2001, Hillenbrand may be deemed to be the beneficial owner of 2,540,454 Shares by virtue of the ownership of Shares by its indirect wholly-owned subsidiaries Forethought and PaTMark. Forethought and PaTMark hold of record 252,954 and 2,287,500 Shares, respectively

Item 4(b).        Percent of Class:

                  The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 7.1% of the total number of Shares outstanding.

Item 4(c).        Number of Shares as to which each person has:

                  Hillenbrand

                  (i)      Sole power to vote or to direct the vote:   ---------
                  (ii)     Shared power to vote or to direct the vote: 2,540,454
                  (iii)    Sole power to dispose or to direct the
                           disposition of:                             ---------
                  (iv)     Shared power to dispose or to direct the
                           disposition of:                             2,540,454

                  Forethought

                  (i)      Sole power to vote or to direct the vote:   ---------
                  (ii)     Shared power to vote or to direct the vote:   252,954
                  (iii)    Sole power to dispose or to direct the
                           disposition of:                             ---------
                  (iv)     Shared power to dispose or to direct the
                           disposition of:                               252,954

                  PaTMark

                  (i)      Sole power to vote or to direct the vote:   ---------
                  (ii)     Shared power to vote or to direct the vote: 2,287,500
                  (iii)    Sole power to dispose or to direct the
                           disposition of:                             ---------
                  (iv)     Shared power to dispose or to direct the
                           disposition of:                             2,287,500

                                  SCHEDULE 13G

CUSIP No. 46120E107                                         Page 7  of  Pages 10

Item 5.           Ownership of Five Percent or Less of a Class:
                  This Item 5 is not applicable.

Item 6.           Ownership  of  More than Five Percent  on  Behalf  of  Another
                  Person:

                  None, except that the public shareholders of Hillenbrand have the right to receive dividends when and if declared by the Board of Directors of Hillenbrand which could be funded by dividends from, or proceeds from the sale of, Shares.

Item 7.           Identification  and  Classification  of  the  Subsidiary Which
                  Acquired  the  Security   Being  Reported  on  By  the  Parent
                  Holding Company or Control Person

                  See Item 2(a) which is  incorporated  by  reference  into this
                  Item 7.

Item 8.           Identification and Classification of Members of the Group:
                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:
                  This Item 9 is not applicable.

Item 10.          Certification

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 46120E107                                         Page 8  of  Pages 10



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001          HILLENBRAND INDUSTRIES, INC.


                                  By: /s/ Michael L. Buettner
                                     -------------------------------------------
                                  Name:    Michael L. Buettner
                                  Title:   Vice President, Corporate Development

Date:  February 14, 2001          FORETHOUGHT LIFE INSURANCE COMPANY


                                  By: /s/ Mark R. Lindenmeyer
                                     -------------------------------------------
                                  Name:    Mark R. Lindenmeyer
                                  Title:   Secretary

Date:  February 14, 2001          PATMARK COMPANY, INC.


                                  By: /s/ James D. VanDeVelde
                                     -------------------------------------------
                                  Name:    James D. VanDeVelde
                                  Title:   President

                                  SCHEDULE 13G

CUSIP No. 46120E107                                         Page 9  of  Pages 10


                                  EXHIBIT INDEX

                                                                        Page No.

A. Joint Filing Agreement, dated as of February 14, 2001 among Hillenbrand Industries, Inc., Forethought Life
         Insurance Company and PaTMark Company, Inc.

                                  SCHEDULE 13G

CUSIP No. 46120E107                                        Page 10  of  Pages 10


                                    Exhibit A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Intuitive Surgical, Inc., dated as of February 14, 2001, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule13d-1(k)(1) under the Securities Exchange Act of 1934.

Date:  February 14, 2001          HILLENBRAND INDUSTRIES, INC.


                                  By: /s/ Michael L. Buettner
                                     -------------------------------------------
                                  Name:    Michael L. Buettner
                                  Title:   Vice President, Corporate Development

Date:  February 14, 2001          FORETHOUGHT LIFE INSURANCE COMPANY


                                  By: /s/ Mark R. Lindenmeyer
                                     -------------------------------------------
                                  Name:    Mark R. Lindenmeyer
                                  Title:   Secretary

Date:  February 14, 2001          PATMARK COMPANY, INC.


                                  By: /s/ James D. VanDeVelde
                                     -------------------------------------------
                                  Name:    James D. VanDeVelde
                                  Title:   President